

September 20, 2023

Ka Fai Yuen
Chief Executive Officer
TOP Financial Group Ltd
118 Connaught Road West
Room 1101
Hong Kong

> **Re: TOP Financial Group Ltd**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed August 23, 2023**
> **File Number 333-273066**

Dear Ka Fai Yuen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2023 letter.

Registration Statement on Form F-3 Amended August 23, 2023

Enforceability of Civil Liabilities, page 27

1. We note your response to prior comment 2 that you will be make sure to reflect that some of your directors and officers are nationals or residents of the United States in future filings. However, your disclosure in the F-3 appears to imply that most of your officers and directors are nationals and/or residents of the United States, and only "some" are nationals and/or residents of other countries. Given the apparent inconsistency between this F-3 and your 20-F for the fiscal year ended March 31, 2023 that states that "all" of your directors and officers are nationals or residents of jurisdictions other than the United States, please revise here to provide more clarity as to

the number of your officers and directors that are nationals and residents of the United States and the number that are not.

2. We note that on page 27 you state that your agent for service, Cogency, will accept service only for actions in the Southern District of New York, or in the New York Supreme Court for the County and City of New York. Revise your disclosure on page 27 to clarify whether Cogency will accept service for any action under the civil liability provisions of the U.S. federal securities laws against the foreign private issuer and any of its officers and directors who are residents of a foreign country in any appropriate court. See Item 101(g) of Regulation S-K. Please note we may have further comment.

 You may contact John Stickel at 202-551-3324 or Christian Windsor, Legal Branch Chief, at 202-551-3419 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance